Splash Beverage

Innovating with delicious, natural and healthy drinks that delight the body and inspire the mind.

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Amount Raised ⓘ	Investors	Days Left ⓘ
$0	0	164

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

🌐 splashbeveragegroup.com   📍 Fort Lauderdale, FL   ♡ Follow for updates

   Pitch   Fundraising   Comments

Reg CF Offering Summary

Anyone can invest within SEC-defined limits in Regulation CF offerings.

Amount Raised	$0.00	**Investors**	0
Security Type	Common Share	**Shares Offered**	1,000,000
Offering Min ⓘ	$25,000	**Offering Max** ⓘ	$1,000,000

📄 **Investor Acknowledgement - Reg CF**   View

📄 **Subscription Agreement - Reg CF**   View

Reg D Offering Summary

Investors in Regulation D offerings must be accredited and are not subject to SEC investment limits.

Amount Raised	$0.00	**Investors**	0
Security Type	Common Share	**Shares Offered**	3,000,000
Offering Min ⓘ	$750,000	**Offering Max** ⓘ	$3,000,000

📄 **Investor Acknowledgement - 506(c)**   View

📄 **Subscription Agreement - 506(c)**   View

Additional Details

Pre-Money Valuation	$20,000,000	**Max Equity Offered** ⓘ	15.09%
Price Per Share	$1.00	**Option Pool** ⓘ	N/A

Diligence Documents

📄 **Form C**   View

📄 **Offering Memorandum**   View

📄 **Risk Factors (also viewable in "Offering Memorandum")**   View

📄 **Reviewed Financial Statements**   View

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Irvine, CA 92618

📱 (310) 504-3706

✉ contact@flashfunders.com

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